UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. . Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

Financing Update

On February 19, 2025, the Company announced that it closed a mortgage loan (the “Loan”) with Shenzhen Rural Commercial Bank (“SRCB”). The Loan from SRCB to the Company totals RMB 110.0 million and matures in eight years. The blended all-in rate of the Loan is approximately 4.4% per year (based on the loan prime rate published by the Central Bank of the People’s Republic of China). The Loan is collateralized with the Company’s Inno Valley property, a 22-year-old, un-redeveloped industrial factory park located in Bao’an District, Shenzhen.

A copy of the press release announcing these updates is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated February 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2025

NAM TAI PROPERTY INC.

By:	/s/ Bo Hu
Name:	Bo Hu
Title:	Chief Executive Officer